FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing interoffice correspondence and other material provided to Enterprise and/or GulfTerra employees by management regarding the status of the proposed merger with GulfTerra and frequently asked questions (“FAQs”) by Enterprise and GulfTerra employees regarding employment issues. Specifically, this filing includes:

•	Merger update letter from Dub Andras and Bob Phillips addressed to Enterprise and GulfTerra employees dated April 8, 2004;
•	Merger Web Site information from John Tomerlin addressed to Enterprise employees dated April 7, 2004; and
•	FAQs by Enterprise employees regarding the proposed merger posted on Enterprise’s Intranet web site, which includes a hyperlink to FAQs by GulfTerra employees regarding the proposed merger. We have included in this filing a listing of the questions and answers for both sets of FAQs.

        Enterprise Products Partners L.P. plans employee benefit meetings with GulfTerrra personnel beginning the week of April 19, 2004. These meetings will be conducted at field locations and provide general information about Enterprise’s Employee Education Assistance Program, Group Disability Insurance Program (Long-Term Disability) for Hourly Employees, and the MetLife Supplemental Life Insurance Program. Should you desire to review this information, you may contact our human resources department at (713) 880-6500 for paper copies of these materials free of charge.

Merger Update Interoffice Correspondence dated April 8, 2004

April 8, 2004

To:	Enterprise and GulfTerra Employees

From:	Dub Andras and Bob Phillips

Subject:	Merger Update

Since our last letter to all of you, significant progress has been made toward our merger. We are continuing to make progress on the regulatory front. Steps are being taken to seek unitholder approval upon receiving clearances from regulatory agencies. You may have heard that transition teams have been formed. These functionally based teams are up and running and many of you are actively engaged in this process. We have been impressed with the level of professionalism and cooperation that has been exhibited by all participants. This is a strong indicator that we are all committed to building a great company after the merger.

The teams are focusing on organizational assessment activities which make up the first phase of our three phase process. We look to these teams for recommendations on ensuring that the best practices of both organizations are incorporated. This is a key step in the merger process. There has been significant progress in the assessment of systems and processes that will be carried forward in the merged organization.

The second phase, organization design, is just getting underway, and is another very important step in developing the joint organization. As we move through the second phase, we anticipate further organizational announcements.

On-site meetings to inform GulfTerra employees of Enterprise’s benefit programs are currently being scheduled. Enterprise benefits representatives will be on-site along with GulfTerra human resource representatives to make presentations and answer questions. These sessions are to begin mid-April and continue through mid-May. GulfTerra pension presentations begin within the next few weeks and are intended to answer employee questions regarding pensions and other benefits related issues. These sessions offer an opportunity to direct questions to your Human Resources representative.

Questions can continue to be posted to Enterprise Human Resources through the merger information website, http://www.epplp.com/gtm. This website has recently been updated with general FAQs about the merger, and it will continue to be updated throughout the integration process. Enterprise employees can access the FAQ’s through their intranet. The GulfTerra and Enterprise merger website on El Paso’s intranet site, EP Express, will also continue to address merger related questions.

The merger is still on track to close in the second half of this year. When the merger is effective, the teams will be actively involved in the implementation of the integration plan. We know that you are working hard to keep this merger moving forward and we appreciate your efforts. We will all benefit from continued focus on our goal of building the premier midstream company in the industry.

Merger Web Site Interoffice Correspondence dated April 7, 2004

April 7, 2004

To:	All Enterprise Employees

From:	John Tomerlin

Re:	Merger Web Site

To address any concerns and questions Enterprise employees may have regarding the upcoming merger with Gulf Terra, we have assembled a Frequently Asked Questions (FAQ) web page on the Enterprise Intranet. You can view this web page by browsing to http://intranet/gtm or by clicking the link at the top of the Intranet home page.

On the web page you will find a short list of questions along with the answers. You can click on each question to read the answer. If your particular question is not answered here, you can click on either the contact us or the box titled Send a question to Human Resources and we will answer your question directly. If the question is one that is of general interest we will add it to the FAQ list. Included in the answer to question 4 is a link to the web site we established to answer questions from the present El Paso employees assigned to Gulf Terra.

Thanks in advance for your help in this merger.

John Tomerlin

Frequently Asked Questions by Enterprise Employees posted on Enterprise Intranet Web Site referenced by John Tomerlin interoffice communication dated April 7, 2004

1.  How will the merger with GulfTerra impact the company?

        Merging with GulfTerra will double the amount of employees and assets currently held by Enterprise. Although the increase in size will inevitably bring change, Enterprise will continue to uphold similar values, such as fostering pride in our operating assets and finding and keeping great people.

2.  When will the merger take place?

        The merger is still on track to close in the second half of this year. At present, Working Teams are tasked with the development of the joint organization. As more information is available, it will be circulated to the company and posted to the website.

3.  Will there be any changes to the payroll cycle?

        The payroll cycle will remain the same. All employees will remain on the payroll of Enterprise Products Company.

4.  How do I find out more information?

        Check back to this website, where updates will be posted as they are made available. You can also contact us directly with questions that are not answered here or on the FAQs for GulfTerra employees site.

Frequently Asked Questions by GulfTerra Employees
      (accessed through hyperlink on Enterprise Intranet Web Site noted in FAQ #4)

1.  What can you tell me about Enterprise?

        There are currently approximately 2500 employees in the Enterprise organization. Similar to El Paso, all employees are on the payroll of Enterprise Products Company and then are charged to the business where they are assigned.

        Enterprise Products Company is a privately-held company owned by Dan L. Duncan and his family. Enterprise Products Partners L.P. is a publicly-held limited partnership, the common limited partnership units of which are traded on the New York Stock Exchange under the symbol “EPD.” Enterprise Partners L.P. was formed by Enterprise Products Company in 1998 and, in connection therewith, acquired all natural gas liquids (NGLs) and petrochemical plants, pipelines, storage and associated assets owned by Enterprise Products Company.

        As of December 1, 2003, Enterprise Products Company indirectly owned approximately 55.2% of the limited partnership units of Enterprise Products Partners L.P. and an affiliate of Shell Oil Company owned approximately 18.5% of the limited partnership units of Enterprise Products Partners L.P.

        After the formation of Enterprise Products Partners L.P., Enterprise Products Company retained, and continues to retain, other businesses, as follows:

•	Enterprise Transportation Company (ETC) — ETC is a division of Enterprise Products Company which operates tank trucks and trailers and hauls, throughout most of the continental United States, liquid petroleum gas products as well as chemicals the major companies (including subsidiaries of Enterprise Products Partners L.P.). ETC has terminals located in California, Illinois, Michigan, Ohio, Pennsylvania, New Jersey, West Virginia, Tennessee, Arkansas, Georgia, Mississippi, Louisiana and Texas. There are approximately 700 drivers on the highway in blue and white tractors with a big “E” on each door.

•	Canadian Enterprise Gas Products, Ltd. - Based in Calgary, Alberta, Canada, this company, which is 100% owned by Enterprise Products Company, is primarily a marketing and distribution company dealing in NGLs

2.  Will the employees who are moving over to Enterprise carry their employment with them or will they start over?

        Enterprise will recognize the most recent employment date that you have at El Paso. That date will be used for vesting in the 401k, vacation eligibility and sick leave eligibility.

3.  Are the compensation plans comparable between El Paso and Enterprise?

        Yes. Each company does a few things differently. For example, El Paso has a company wide bonus plan where part of the employee’s pay is at risk. Enterprise does not have a company wide bonus plan. We do however; take payments such as this into consideration when we establish the base rate a person is paid. Our goal is to offer a competitive pay and benefit program to make sure we can attract and retain the most qualified personnel available.

4.  What will the compensation package look like for those moving to Enterprise?

        Enterprise field locations have progression programs that are developed for areas of operation such as plants, pipelines and storage. We will be reviewing the programs you have at El Paso so we can decide how to administer progression in the future. We do not have specific salary ranges for the exempt salaried employees. We do review all salaries and wages on an annual basis and make adjustments as warranted. We also use an outside consultant to review market impacts on salaries to insure we have a competitive program.

5.  Does Enterprise have a 401k Plan? A pension plan? What is the contribution level?

        Enterprise does have a 401k Plan however we do not have a pension plan. Our 401k is made up of two parts. The first is a profit sharing contribution the company makes of 2% of actual earnings. This contribution does not require a match by the employee and is vested immediately. The second part is the company match where Enterprise will match the employee contribution $1.00 for $1.00 up to the first 5% of annual earnings and vests after 3 years of service. The total Enterprise commits to the program is 7%.

        This includes all earnings except relocation expenses or other imputed income. The Enterprise contributions are made in cash after each payroll. You are responsible for all investment decisions of both your contribution and the company contribution.

6.  What are the normal work hours in the Houston office?

        The normal work week is four and one half days. The normal work hours are 7:30am until 5:00pm Monday through Thursday with 45 minutes off for lunch. The Friday schedule is 7:30 until 12:30pm with no lunch schedule. Work hours can be reviewed by the individual manager to meet special requirements.

7.  What will be the procedure to transition employment with El Paso to employment with Enterprise?

        We will begin setting up the new organization in January 2004 and hope to be able to announce the senior management team shortly. Once that is completed they will be involved as we begin identifying and establishing the rest of the organization. Since we will need to have an application from all of the individuals assigned to the assets included in this merger we will begin having you complete applications. These applications will be used primarily to initiate the enrollment process. Hopefully we will be able to meet a lot of you by then.

8.  Does Enterprise have a benefit plan that allows employees to purchase units of Enterprise Products Partners L.P. (the Partnership) at a discount?

        Yes. The Enterprise Products Company Employee Unit Purchase Plan provides all eligible employees with the ability to purchase units of the Partnership at a 10% discount through voluntary after-tax payroll deductions. Employees may contribute between 1% and 10% of eligible compensation, which will be deducted from after-tax pay each pay period. Both the 10% employee discount amount that is contributed by Enterprise and the employee’s after-tax contribution are transferred to the Custodian twice per month and invested in an institutional money market fund, where it will earn taxable interest or dividends until all the money is used to purchase Units. Units are purchased quarterly each February, May, August, and November at a price equal to the average of the daily closing price on the New York Stock Exchange — Composite Transactions on each trading day of the 3 months immediately prior to the month of purchase. Enterprise pays all fees and expenses of the Plan administration and recordkeeping, as well as any brokerage commissions and fees for the purchase of units. The employees pay the brokerage commission when they choose to sell the units in their account. Employees may elect to receive the quarterly cash distributions on Partnership units in a check, or have the distributions reinvested in additional units under the same terms as the Partnership’s Distribution Reinvestment Plan (currently at a 5% price discount). All units purchased under the Plan (other than units purchased through reinvestment of distributions) must be held for at least 4 months before they are available for sale or transfer by the employee. Quarterly statements and internet access to your account are also available under the Plan. Refer to the Plan Summary and Prospectus for more details.

9.  Will I be treated as a new employee at Enterprise for insurance purposes?

        No, you will not be treated as a new employee. You will be given credit for your service with El Paso, which will eliminate waiting periods for medical, dental, life, supplemental life, and long-term disability benefits.

This will also eliminate any pre-existing condition limitations if you currently have coverage for these benefits. Credit will be given for any medical and dental deductibles satisfied with El Paso during 2004 toward deductibles at Enterprise. Credit will be given toward any maximum out of pocket loss costs incurred in the PPO during 2004. This out of pocket credit will not apply to HMO participants.

10.  What medical and dental options will be available at Enterprise?

        You have an option to participate in either our self-funded PPO medical program which is administered by Aetna and utilizing their PPO network or an insured HMO if you reside in Houston or surrounding counties, or Southeastern Louisiana. All other employees residing within a PPO network area will have coverage under our self-funded PPO program. Employees residing outside of a network area will be covered under our self-funded indemnity program. All employees electing medical coverage will automatically be covered under our self-funded dental program.

11.  How much will my medical and dental coverage cost on a monthly basis?

        All employees pay the same amount for the medical coverage, regardless of whether participation is in the PPO, HMO or the indemnity program. The company provides the dental coverage at no cost to the employee. Cost of the medical is:

Employee Only	$54.00 per month
Employee +1 Dependent	$101.00 per month
Employee + 2 or more Dependents	$142.00 per month

12.  What amount of life coverage is available?

        Enterprise provides 2x your basic annual salary to a maximum of $300,000. Additionally, you have the option to purchase supplemental coverage on yourself, your spouse and your dependent children. The maximum amount of supplemental coverage available for employees is 5x basic annual salary to a maximum of $500,000, spouse coverage up to 50% of employee election, and children coverage of $1,000, $5,000, or $10,000.

13.  Is Accidental Death and Dismemberment coverage available?

        This coverage is provided by Enterprise and the amount of accidental death coverage is 4x your basic annual salary to a maximum of $300,000. Accidental dismemberment coverage is the basic life amount.

14.  What are the limits for long-term disability coverage?

        Enterprise provides a core benefit for all employees which is 40% of your basic monthly earnings up to a maximum monthly benefit of $1,000, 5 year benefit duration. Additionally, salaried exempt and salaried non-exempt employees can purchase an additional 20% for a total benefit of 60% of basic monthly earnings to a maximum monthly benefit of $4,000, payable to normal social security retirement age as long as deemed disabled by insurance carrier. Hourly employees (includes all field employees who are eligible for overtime) can purchase an additional 20% to a maximum monthly benefit of either $2,000 or $4,000, payable to normal social security retirement age as long as deemed disabled by insurance carrier.

15.  Does Enterprise offer Flexible Spending Accounts?

        Yes, Enterprise offers Health Care Spending and Dependent Care Spending Accounts. The annual 2004 limit for the Health Care Account is $2,500 and $5,000 for the Dependent Care Account.

16.  What type of parking arrangements do you have for employees and what is the cost?

        Enterprise provides free garage parking to all employees. Parking is open and unassigned with the exception of some reserved spaces.

17.  Does Enterprise have an educational assistance program?

        The Enterprise Employee Educational Assistance Program assists employee with educational expenses for college work in areas that benefit the company or provide for employment development. The program offers a flat reimbursement schedule as follows:

$90 per semester hours for junior college work;
$130 per semester hour for undergraduate work; and
$160 per semester hour for graduate work.

        Reimbursement occurs upon the satisfactory completion of the course. A cash award of $500 to $1500 is awarded the employee upon completion of a degree. All credits must be taken at an accredited junior college, college or university.

18.  What vision options are available at Enterprise?

        Employees that participate in the Aetna PPO or HMO are covered by Aetna’s Vision One Discount Program. There is no premium associated with this program, which provides discounts on eyeglasses, contact lenses, lasik procedures, etc. Routine eye exams are only covered in the HMOs.

19.  Does Enterprise offer retiring employees the option of keeping their insurance, and if so, what are the rates?

        Employees that retire from Enterprise at age 65 with 20 years of service are eligible for retiree medical coverage through our self-funded PPO or Traditional Plans, which are administered by Aetna. The retirees pay 100% of the following monthly premiums:

PPO Plan	Retiree Only	$356.34
	Retiree + 1 Dependent	$712.50
	Retiree & Family	$890.77

Traditional Plan	Retiree Only	$414.61
	Retiree + 1 Dependent	$892.21
	Retiree & Family	$1036.48

20.  If I have a loan through my 401(k), how will that be handled?

        Enterprise’s 401(k) allows for the rollover of one loan to our program. We are currently in discussions with El Paso to facilitate any move to our program.

21.  Do you offer a dental plan?

        Yes, Enterprise offers a dental plan as follows:

Deductible	$50/Individual; $150/Family
Calendar Year Maximum	$1,500
Orthodontia Lifetime Maximum	$1,200
Preventative Services (2 cleanings per calendar year)	100% (no deductible)
Basic Services	80%
Major Services (Dentures, crowns, etc.)	50%

22.  Can you tell me how the holidays, vacation program, and sick leave are administered?

        Please note that we do not have a personal time off policy as you have now. We administer our vacation, funeral leave, sick leave, etc., as individual programs. What we have now is not necessarily what we will have once the merger is complete.

Holidays: We observe 10 holidays. New Year’s Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, Friday after Thanksgiving, Christmas Day and Floating holiday (normally taken attached to Christmas). The Louisiana employees recognize Mardi Gras instead of President’s Day.
Vacation	Two Weeks (80 hrs)	After one year of service
	Three Weeks (120 hrs)	As of January 1 of the year in which the employee’s fifth anniversary occurs. Note: the three weeks are not fully earned until the fifth anniversary date is reached.
	Four Weeks (160 hrs)	As of January1 of the year in which the employee’s 10th anniversary occurs. Note: the four weeks are not fully earned until the 10th anniversary date is reached.
	Five Weeks (200 hrs)	As of January 1 of the year of the employee’s 20th anniversary. Note: the five weeks are not fully earned until the 20th anniversary date is reached.

23.  What are the co pays and deductibles for the Enterprise medical programs?

        Following are the co pays and deductibles for the three plans that are available to Enterprise employees. Availability of each plan is determined by employee’s residence.

Plan 1: Open Choice PPO (self-funded and administered by Aetna)
	In-Network	Out-of-Network
Individual Deductible:	$300	$500
Family Deductible:	$900	$1,500

Individual Out-of-Pocket Maximum:	$2,000	$4,000
Family Out-of-Pocket Maximum:	$4,000	$8,000

Office Visit (Primary Care Physician):	$20	60% after deductible
Office Visit (Specialist):	$35	60% after deductible

Mammograms & Well Woman:	100%	100%

All other coverage:	80%	60%

Prescription Drugs - Retail - Administered by Eckerd Health Services
Name Brand where Generic is Available	$40 Co pay
Name Brand	$25 Co pay
Generic Brand	$10 Co pay

Prescription Drugs - Mail Order - Administered by Eckerd Health Services (up to 90 day supply)
Name Brand where Generic is Available	$80 Co pay
Name Brand	$50 Co pay
Generic Brand	$20 Co pay

Plan 2: Aetna or Cigna Select (Texas Residents) or Ochsner (Louisiana Residents) HMO’s

Individual Deductible:	None
Family Deductible:	None

Individual Out-of-Pocket Maximum:	$1,500
Family Out-of-Pocket Maximum:	$3,000
Note: Ochsner maximums are $3,500 individual And $10,500 family

Office Visit (Primary Care Physician):	$20
Office Visit (Specialist):	$40

Mammograms & Well Woman:
Aetna - same as Office Visit Co pays
Cigna Select - 100%
Ochsner - Mammogram - 100%; well woman - same as Office Visit Co pays

Hospital Charge - Inpatient:	$500 per Admission Co pay
Hospital Charge - Outpatient:	$250 Co pay
Emergency Room:	$75 Co pay (waived if admitted)

Prescription Drugs - Retail:
Name Brand where Generic is Available	$35 Co pay - Aetna - Non Formulary $40 Co pay - Ochsner - Non - Preferred Formulary

Name Brand	$20 Co pay - Aetna & Cigna $25 Co pay - Ochsner
Generic Brand	$15 Co pay - Aetna $10 Co pay - Cigna & Ochsner

Prescription Drugs - Mail Order
Name Brand where Generic is Available	$70 Co pay - Aetna - Non Formulary $100 Co pay - Ochsner - Non - Preferred Formulary
Name Brand	$40 Co pay - Aetna $55 Co pay - Cigna $63 Co pay - Ochsner
Generic Brand	$30 Co pay - Aetna $25 Co pay - Cigna $20 Co pay - Ochsner

NOTE: Unless otherwise specified, formularies apply to all HMO prescription drugs.

Plan 3: Traditional Choice (self-funded and administered by Aetna)

Individual Deductible:	$300
Family Deductible:	$900

Individual Out-of-Pocket Maximum:	$3,000
Family Out-of-Pocket Maximum:	$6,000

Office Visits & Specialists:	70% after deductible

Mammograms & Well Woman:	100% (not subject to deductible)

All other coverage at 70% after deductible.

Prescription Drugs - Retail - Administered by Eckerd Health Services
Name Brand where Generic is Available	$40 Co pay
Name Brand	$25 Co pay
Generic Brand	$10 Co pay

Prescription Drugs - Mail Order - Administered by Eckerd Health Services
Name Brand where Generic is Available	$80 Co pay
Name Brand	$50 Co pay
Generic Brand	$20 Co pay

24.   What investment options and funds are available in the Enterprise Retirement and Savings Plan?

The investment options and funds are shown on the attached page. More information on all of the investment funds except the SEI Stable Asset Fund can be obtained by clicking on the link associated with each fund name. The SEI Stable Asset Fund is a stable value fund that is available only to qualified retirement plan investors and is not a publicly-traded mutual fund. It is the most conservative investment option in the Plan. More information on the SEI Stable Asset Fund is available upon request.